UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Multimedia Games, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

625453105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN FINANCIAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,249,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,249,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,249,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,249,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,249,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,249,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,674,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,674,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON JUSTIN A. ORLANDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 625453105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $0.01 par value per share (the “Shares”), of Multimedia Games, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 206 Wild Basin Road, Building B, Fourth Floor, Austin, Texas, 78746.

Item 3.	Identity and Background.

(a) This statement is filed by:

(i)	Dolphin Limited Partnership I, L.P., a Delaware limited partnership (“Dolphin I”);

(ii)	Dolphin Financial Partners, L.L.C., a Delaware limited liability company (“Dolphin Financial Partners”);

(iii)	Dolphin Limited Partnership III, L.P., a Delaware limited partnership (“Dolphin III”);

(iv)	Dolphin Associates, LLC, a Delaware limited liability company (“Dolphin Associates”), which serves as the general partner of Dolphin I;

(v)	Dolphin Holdings Corp., a Delaware corporation (“Dolphin Holdings”), which serves as the managing member of Dolphin Associates;

(vi)	Dolphin Associates III, LLC, a Delaware limited liability company (“Dolphin Associates III”), which serves as the general partner of Dolphin III;

(vii)	Dolphin Holdings Corp. III, a Delaware corporation (“Dolphin Holdings III”), which serves as the managing member of Dolphin Associates III;

(viii)	Justin A. Orlando (“Mr. Orlando”), who is Vice President and Managing Director of Dolphin Holdings III; and

(ix)
Donald T. Netter (“Mr. Netter”), who is Manager of Dolphin Financial Partners and Chief Executive Officer, President and Senior Managing Director of each of Dolphin Holdings and Dolphin Holdings III.  By virtue of his positions with Dolphin Financial Partners, Dolphin Holdings and Dolphin Holdings III, Mr. Netter has the sole power to vote and dispose of the Issuer’s Shares owned by Dolphin Financial Partners, Dolphin I and Dolphin III.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 625453105

(b)           The address of the principal office of each of Dolphin I, Dolphin Financial Partners, Dolphin Associates, Dolphin Holdings and Mr. Netter is 96 Cummings Point Road, Stamford, Connecticut 06902.  The officers and directors of Dolphin Holdings and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

The address of the principal office of each of Dolphin III, Dolphin Associates III, Dolphin Holdings III and Mr. Orlando is 156 W 56th Street, Suite 1203, New York, New York 10019.  The officers and directors of Dolphin Holdings III and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates and Dolphin Associates III is advising on the investment of corporate securities.  The principal business of each of Dolphin Holdings and Dolphin Holdings III is managing partnership entities that advise on the investment of corporate securities.  The principal occupation of Mr. Orlando is Vice President and Managing Director of Dolphin Holdings III.  The principal occupation of Mr. Netter is Manager of Dolphin Financial Partners and Chief Executive Officer, President and Senior Managing Director of each of Dolphin Holdings and Dolphin Holdings III.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Orlando and Netter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Dolphin I, Dolphin Financial Partners and Dolphin III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,674,557 Shares (including certain call options) beneficially owned in the aggregate by Dolphin I, Dolphin Financial Partners and Dolphin III is approximately $12,056,548, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 625453105

The Reporting Persons are long-term shareholders of the Issuer.   The Reporting Persons have visited the Issuer’s facilities in Oklahoma, Austin, Texas and Mexico and have conversed in person and by teleconference with members of the Board and senior management.  On numerous occasions, the Reporting Persons have expressed their views on the strategic, operational and financial issues facing the Issuer and have actively encouraged efforts to maximize shareholder value.  Specifically, the Reporting Persons have highlighted the necessity to more efficiently finance the Issuer’s growth opportunities with its key customers and sought to provide assistance to the Issuer in May, 2008 in optimizing its balance sheet.

The Reporting Persons believe that the lack of a coherent business strategy, poor execution and poor capital allocation have contributed to significant deterioration in shareholder value.  Specifically, the Reporting Persons are deeply concerned by the following:

•	On September 30, 2008, the price for the Issuer’s Shares closed at a level at which the Shares traded over eight years ago.

•
Since the beginning of fiscal 2005, the Issuer has invested over $360 million (over 3x the current market capitalization of the Issuer) on capital and other expenditures.  In that time, a $59 million cumulative cash flow loss has contributed to the share price falling over 72%.  (See Chart below).

•	Since the Board was reconstituted in October, 2006, the price of the Issuer’s Shares has declined 54%, while comparable companies, on average, are down only just 7%[1].

•	Since its high following the ill-fated Dutch-auction tender in June, 2007, the price of the Issuer’s Shares has fallen 66% while comparable companies[2], on average, are down considerably less.

•	At the current share price, the Issuer is trading at just 2.1x Enterprise Value/2009 EBITDA,[3] while comparable companies[4] average 7.7x -- a 73% discount.

•	At the current share price, the Issuer is trading at just over its tangible book value per share of $4.22.

The Reporting Persons believe the Board of the Issuer has failed to close the significant valuation gap for its long-term investors.  In light of these significant concerns and the erosion of shareholder value and the share price, the Reporting Persons began requesting a change in senior level management in February, 2007. More than a year later, the Issuer finally heeded the Reporting Persons’ calls and made a change in June, 2008.

1 Comparable companies include IGT, WMS, BYI, ALL AU and SGMS.
2 See footnote 1.
3 Based on Bloomberg average analyst estimates.  MGAM average analyst fiscal 2009 estimate of $73 million.
4 See footnote 1.

CUSIP NO. 625453105

The Reporting Persons look forward to hearing a Board approved, detailed strategic operating plan by the 2008 fourth quarter conference call addressing how the Issuer intends to close the sizeable valuation gap for its shareholders.  The Reporting Persons intend to continue to pay special attention to opportunities to make the current operations of the Issuer more productive, efficient and profitable, as well as plans to grow the business, with prudent use of the Issuer’s valuable equity capital.  Sell-side analysts are forecasting as much as $45-$50 million in free cash flow for fiscal 2009 from the Winstar facility ramp-up, increased machine counts and notes receivable repayments. The Board faces critical decisions as to how best to deploy this inflow to maximize shareholder value.

In light of the unacceptable financial performance highlighted in the chart above, the Reporting Persons believe a rigorous debate about proper capital allocation is required.  Heretofore, the Board has followed a formula that has led to the destruction of shareholder value.  The Reporting Persons are seeking Board representation because they understand the necessity of reversing this negative trend.  As one of the largest shareholders, the Reporting Persons have a strong incentive to maximize shareholder value.  Accordingly, in September, 2008, the Reporting Persons sent a letter to the Issuer requesting consensual representation on the Board.  The Reporting Persons’ representative(s) will be committed to working with the other members of the Board to evaluate all strategic and other alternatives to set the Issuer on a path to maximizing shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Depending on various factors including, without limitation, the Company’s financial position and business strategy and prospects, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, continuing to engage in discussions with members of management and/or the Board of the Issuer, engaging in discussions with other shareholders, making proposals to the Issuer concerning changes to its capitalization, operations and business strategies, continuing to seek representation on the Issuer’s Board, whether on a consensual or non-consensual basis, proposing a sale of the Issuer to a strategic or other buyer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 625453105

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,587,821 Shares outstanding, as of August 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

As of the date hereof, the Reporting Persons collectively own an aggregate of 1,674,557 Shares (including certain call options), constituting approximately 6.3% of the Shares outstanding.

As of the date hereof, Dolphin I beneficially owns 255,000 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Dolphin I, Dolphin Associates may be deemed to beneficially own the 255,000 Shares owned by Dolphin I, constituting less than one percent of the Shares outstanding.  As the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Dolphin Holdings may be deemed to beneficially own the 255,000 Shares owned by Dolphin I, constituting less than one percent of the Shares outstanding.  As the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, which is the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Mr. Netter may be deemed to beneficially own the 255,000 Shares owned by Dolphin I, constituting less than one percent of the Shares outstanding.

As of the date hereof, Dolphin III owns 1,249,557 Shares, constituting approximately 4.7% of the Shares outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 1,249,557 Shares owned by Dolphin III, constituting approximately 4.7% of the Shares outstanding.  As the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Dolphin Holdings III may be deemed to beneficially own the 1,249,557 Shares owned by Dolphin III, constituting approximately 4.7% of the Shares outstanding.  As the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, which is the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Mr. Netter may be deemed to beneficially own the 1,249,557 Shares owned by Dolphin III, constituting approximately 4.7% of the Shares outstanding.

As of the date hereof, Dolphin Financial Partners owns 170,000 Shares, constituting less than one percent of the Shares outstanding.  As the Manager of Dolphin Financial Partners, Mr. Netter may be deemed to beneficially own the 170,000 Shares owned by Dolphin Financial Partners, constituting less than one percent of the Shares outstanding.

Mr. Orlando does not directly own any Shares.  Mr. Orlando, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Orlando expressly disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

CUSIP NO. 625453105

Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group, except to the extent of its or his pecuniary interest therein.

(b)           By virtue of his position with Dolphin Holdings, Dolphin Holdings III and Dolphin Financial Partners, Mr. Netter has the sole power to vote and dispose of the Shares beneficially owned by Dolphin I, Dolphin III and Dolphin Financial Partners.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 1, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1.
Joint Filing Agreement by and among Dolphin Limited Partnership I, L.P., Dolphin Financial Partners, L.L.C., Dolphin Limited Partnership III, L.P., Dolphin Associates, LLC, Dolphin Holdings Corp., Dolphin Associates III, LLC, Dolphin Holdings Corp. III, Donald T. Netter and Justin A. Orlando, dated October 1, 2008.

CUSIP NO. 625453105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2008	DOLPHIN LIMITED PARTNERSHIP I, L.P.

	By:	Dolphin Associates, LLC General Partner

	By:	Dolphin Holdings Corp. Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN LIMITED PARTNERSHIP III, L.P.

By:	Dolphin Associates III, LLC General Partner

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President and Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

By:	/s/ Donald T. Netter
Donald T. Netter Manager

DOLPHIN ASSOCIATES, LLC

By:	Dolphin Holdings Corp. Managing Member

By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

CUSIP NO. 625453105

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President and Managing Director

DOLPHIN HOLDINGS CORP.

By:	/s/ Donald T. Netter
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
Justin A. Orlando Vice President and Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

/s/ Justin A. Orlando
JUSTIN A. ORLANDO

CUSIP NO. 625453105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

DOLPHIN LIMITED PARTNERSHIP I, L.P.

Common Stock	9,000	4.7181	8/21/2008

DOLPHIN FINANCIAL PARTNERS, L.L.C.

Common Stock	6,000	4.7186	8/21/2008

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Common Stock	3,500	4.2303	9/19/2008
Common Stock	18,300	4.2113	9/22/2008
Common Stock	76,900	4.2771	9/22/2008
Common Stock	95,000	4.4014	9/23/2008
Common Stock	10,000	4.2962	9/24/2008
Common Stock	20,000	4.2771	9/25/2008
Common Stock	30,500	4.3155	9/26/2008
Call Option ($2.50 Strike Price)	10,000	1.8509	9/26/2008
Common Stock	19,700	4.2200	9/29/2008
Common Stock	29,611	4.2107	9/29/2008
Common Stock	36,046	4.4826	9/30/2008

DOLPHIN ASSOCIATES, LLC
None

DOLPHIN HOLDINGS CORP.
None

DOLPHIN ASSOCIATES III, LLC
None

DOLPHIN HOLDINGS CORP. III
None

DONALD T. NETTER
None

JUSTIN A. ORLANDO
None

CUSIP NO. 625453105

SCHEDULE B

Directors and Officers of Dolphin Holdings Corp.

Name and Position	Principal Occupation	Principal Business Address
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director	Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp. and Dolphin Holdings Corp. III. Manager of Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Theodore A. DeBlanco Managing Director and Senior Vice President	Managing Director and Senior Vice President of Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Brett J. Buckley Managing Director and Vice President	Managing Director and Vice President of Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

CUSIP NO. 625453105

SCHEDULE C

Directors and Officers of Dolphin Holdings Corp. III

Name and Position	Principal Occupation	Principal Business Address
Donald T. Netter Chief Executive Officer, President and Senior Managing Director	Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp. and Dolphin Holdings Corp. III. Manager of Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Vice President, Managing Director and Secretary	Vice President, Managing Director and Secretary of Dolphin Holdings Corp. III	156 West 56th Street Suite 1203 New York, New York 10019

CUSIP NO. 625453105